(Summary translation)

The 92th Fiscal Year
Business Report

(April 1, 2007 through March 31, 2008)

Matsui Securities Co., Ltd.

1. Per Share Information (Consolidated)

(Yen)

	Year ended Mar. 31, 2003	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008
Earnings per share	16.94	81.50	140.98	77.11	50.02	47.48
Fully diluted earnings per share	16.66	76.99	125.56	68.78	44.73	42.43
Net assets per share	363.80	439.36	557.20	252.17	279.70	301.03

Note: The Company split its stock in three-for-one on May 17, 2005. The per share data of the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

2. Interview with Michio Matsui (President and Chief Executive Officer)

Translation omitted.

3. Organization (As of May 31, 2008)

Directors:

Michio Matsui	President and Chief Executive Officer
Toshimasa Sekine	Director
Ayumi Sato	Director
Takashi Moribe	Director
Akihiro Ichimura	Director
Kunihiko Sato	Director
Akira Warita	Director
Shinichi Uzawa	Director

Auditors:

Yukihiro Yabuki	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Norio Igarashi	Corporate Auditor
Toshihiro Takagi	Corporate Auditor

Organization Chart:


Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President &CEO
Executive Committee
RTGS Operation Dept.
Corporate Services Dept.
Marketing Dept.
Business Development Dept.
System Dept.
System Management Dept.
Customer Support Dept.
Finance Dept.
Corporate Administration Dept.
Compliance Dept.

4. Consolidated Financial Statements

<u>Notice to readers:</u>

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Balance Sheets

	March 31, 2007		March 31, 2008	
Item	Millions of Yen		Millions of Yen	
(Assets)				
I Current Assets				
Cash and bank deposits		16,137		22,978
Cash segregated as deposits		268,026		208,012
Cash in trust		75,700		41,503
Trading assets		1		3,059
Trading securities and Others	1		—	
Derivatives	—		3,059	
Net receivables arising from pre-settlement date trades		174		1
Margin account assets:		433,446		207,232
Loans receivable from customers	430,420		203,823	
Cash deposited as collateral for securities borrowed from securities finance companies	3,026		3,408	
Receivables on collateralized securities transactions:		1,508		708
Cash deposited as collateral for securities borrowed	1,508		708	
Receivables from customers and others		34		65
Short-term guarantee deposits		28,436		15,349
Others		8,870		7,501
Allowance for doubtful accounts		(281)		(279)
Total current assets		832,051		506,129
II Fixed assets				
1 Tangible fixed assets		1,043		965
2 Intangible assets		2,949		3,291
3 Investments and others		3,433		2,984
Total fixed assets		7,424		7,240
Total assets		839,475		513,369

	March 31, 2007		March 31, 2008	
Item	Millions of Yen		Millions of Yen	
(Liabilities)				
Ⅰ Current liabilities				
Trading liabilities		—		175
Derivatives	—		175	
Margin account liabilities:		79,476		29,720
Loans from securities finance companies	47,081		5,679	
Proceeds of securities sold on customers' account	32,396		24,041	
Payables on collateralized securities transactions:		86,038		22,278
Cash deposits as collateral for securities loaned	86,038		22,278	
Deposits received		146,842		119,965
Guarantee money received		171,506		128,036
Suspense account for undelivered securities		—		16
Short-term borrowings		157,093		36,050
Commercial paper		1,000		—
Bonds due within one year		—		20,000
Accrued income taxes		4,917		4,761
Accrued bonuses		82		136
Others		2,284		2,435
Total current liabilities		649,238		363,572
Ⅱ Long-term liabilities				
Bonds		40,000		20,000
Convertible bonds		39,800		39,800
Long-term borrowings		31,550		5,000
Reserve for retirement bonuses for directors and auditors		206		206
Others		0		0
Total long-term liabilities		111,556		65,006
Ⅲ Statutory reserves				
Reserve for securities transactions		3,399		3,746
Total statutory reserves		3,399		3,746
Total liabilities		764,194		432,324

	March 31, 2007		March 31, 2008	
Item	Millions of Yen		Millions of Yen	
(Net assets)				
I Shareholders' equity				
Common stock		11,922		11,942
Capital surplus		9,770		9,790
Earned surplus		52,747		59,337
Treasury stock		(22)		(22)
Total shareholders' equity		74,417		81,046
II Valuation and translation adjustments				
Net unrealized gain (loss) on investment securities, net of taxes		865		(2)
Total valuation and translation adjustments		865		(2)
Total net assets		75,281		81,044
Total liabilities and net assets		839,475		513,369

Brief comments on the consolidated balance sheets:

Translation omitted.

Consolidated Statements of Income

	Year ended March 31, 2007		Year ended March 31, 2008	
Item	Millions of Yen		Millions of Yen	
I Operating revenues				
Commissions		26,936		24,521
Brokerage commissions	24,386		22,085	
Underwriting and selling commissions	58		11	
Subscription and distribution commissions	24		2	
Others	2,468		2,424	
Net gain (loss) on trading		(73)		9
Interest and dividend income		16,828		15,384
Total operating revenues		43,691		39,915
II Interest expenses		2,984		3,226
Net Operating revenues		40,708		36,689
III Selling, general and administrative expenses		18,160		16,030
Operating income		22,547		20,660
IV Non-operating income		196		94
V Non-operating expenses		24		9
Ordinary income		22,720		20,744
VI Special profits		532		1,110
VII Special losses		677		348
Income before income taxes		22,575		21,507
Income taxes - current	8,720		9,047	
Income taxes - deferred	411	9,130	(321)	8,726
Net income		13,444		12,781

Brief comments on the consolidated statements of income:

Translation omitted.

Outlook for the quarterly results of operations:

Translation omitted.

Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2008) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417
Changes in the current term					
Issuance of new shares	20	20			40
Dividends from earned surplus			(6,190)		(6,190)
Net income			12,781		12,781
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current term	20	20	6,590	(0)	6,630
Balance as of March 31, 2008	11,942	9,790	59,337	(22)	81,046

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2007	865	865	75,281
Changes in the current term			
Issuance of new shares			40
Dividends from earned surplus			(6,190)
Net income			12,781
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(867)	(867)	(867)
Total changes of items in the current term	(867)	(867)	5,763
Balance as of March 31, 2008	(2)	(2)	81,044

Dividends

	Interim	Annual
	(Yen)	(Yen)
Year ended March 31, 2007	–	23.00
Year ended March 31, 2008	–	35.00

Consolidated Statements of Cash Flows

	Year ended March 31, 2007	Year ended March 31, 2008
Item	Millions of Yen	Millions of Yen
I Cash flows from operating activities		
Income before income taxes	22,575	21,507
Depreciation and amortization	1,252	1,076
Net change in allowance for doubtful accounts	(242)	573
Net change in accrued bonuses	(301)	54
Net change in reserve for securities transactions	604	346
Interest and dividend income	(2,068)	(2,470)
Interest expenses	1,842	2,218
Interest income on margin transactions	(14,666)	(12,805)
Interest expenses on margin transactions	983	840
Loss on sales and disposals of property and equipment	22	0
Devaluation loss on telephone subscription rights	0	0
Gain on sales of investment securities	(332)	(1,110)
Devaluation loss on investment securities	51	1
Net change in deposits segregated for customers	53,991	60,014
Net change in cash in trust	(15,000)	500
Net change in trading assets and liabilities	(1)	(2,883)
Net change in net receivables and payables arising from pre-settlement date trades	531	173
Net change in margin assets and liabilities	38,274	176,458
Net change in receivable on collateralized securities transactions	239	800
Net change in deposits received	(8,631)	(26,877)
Net change in cash collateral for securities loaned	(67,082)	(63,761)
Net change in guarantee deposits received	(24,729)	(43,470)
Net change in short-term guarantee deposits	(15,370)	13,088
Others	115	(45)
Sub total	(27,942)	124,227
Interest and dividend received	2,043	2,550
Interest paid	(1,768)	(2,225)
Interest on margin transactions received	13,511	13,430
Interest on margin transactions paid	(964)	(824)
Income taxes paid	(15,872)	(9,200)
Net cash flows from operating activities	(30,991)	127,957

Item	Year ended March 31, 2007 Millions of Yen	Year ended March 31, 2008 Millions of Yen
Ⅱ Cash flows from investing activities		
Payments for purchases of property and equipment	(50)	(13)
Proceeds from sales of property and equipment	22	—
Payments for purchases of intangible assets	(1,398)	(1,227)
Payments for purchases of investment securities	(10)	—
Proceeds from sales of investment securities	401	1,177
Others	(40)	(14)
Net cash flows from investing activities	(1,074)	(77)
Ⅲ Cash flows from financing activities		
Net change in short-term borrowings	33,500	(142,500)
Net change in commercial paper	1,000	(1,000)
Proceeds from long-term borrowings	1,000	4,000
Repayments of long-term borrowings	(4,150)	(9,093)
Repayment of corporate bonds	(20,007)	—
Proceeds from issuance of shares on the exercise of new-share purchase rights	339	39
Payments for purchase of treasury stock	(0)	(0)
Dividends paid	(6,183)	(6,182)
Net cash flows from financing activities	5,499	(154,736)
Ⅳ Translation difference of cash and cash equivalent	1	(0)
Ⅴ Net change in cash and cash equivalent	(26,565)	(26,856)
Ⅵ Cash and cash equivalents at beginning of period	102,403	75,837
Ⅶ Cash and cash equivalents at end of period	75,837	48,981

Capital Adequacy Ratio

(Millions of Yen)

			As of March 31, 2007	As of March 31, 2008
Tier I capital		(A)	68,167	71,552
Tier II capital	Net unrealized gain on investment		864	—
	Statutory reserves		3,399	3,745
	Allowance for doubtful accounts		281	278
	Total	(B)	4,545	4,024
Assets to be deducted from equity capital		(C)	6,280	7,592
Equity capital after deduction (A) + (B) − (C)		(D)	66,432	67,984
Risk	Market risk		186	3
	Counterparty risk		10,363	5,252
	Basic risk		4,793	4,357
	Total	(E)	15,343	9,614
Capital adequacy ratio		(D) / (E)	432.9 %	707.1 %

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital. Values are rounded down to the nearest million yen.

5. Corporate Profile and Company's Shares

- Total number of shares outstanding: 269,253,902 shares
- Number of shareholders: 54,229
- Stock market listed: Tokyo Stock Exchange (First section)
- Accounting auditor: PricewaterhouseCoopers Aarata
- Number of employees: 108
- Distribution of shares

1) Number of shares

Individuals and others	170,927,639	(63.48%)
Financial institutions	13,613,300	(5.06%)
Other domestic institutions	36,140,824	(13.42%)
Foreigners	43,772,843	(16.26%)
Securities companies	4,799,296	(1.78%)
Total	269,253,902	

2) Number of shareholders

Individuals and others	53,681
Financial institutions	41
Other domestic institutions	224
Foreigners	236
Securities companies	47
Total	54,229

- Major shareholders

Chizuko Matsui	69,699,600	(25.89%)
Michio Matsui	31,864,014	(11.83%)
Shokosha Ltd.	24,391,224	(9.06%)
Maruroku Ltd.	10,692,000	(3.97%)
BNY GCM Client Account JPRD AC ISG (FE−AC)	7,919,100	(2.94%)
Chase Manhattan Bank GTS Clients Account Escrow	6,472,965	(2.40%)
Michitaro Matsui	4,390,200	(1.63%)
Chiaki Matsui	4,389,900	(1.63%)
Yuma Matsui	4,389,600	(1.63%)
BBH (LUX) for Fidelity Funds−Japan Fund	3,947,300	(1.47%)

6. Introduction to Netstock Online Trading Services

Translation omitted.

File No. 82-5215

(Summary translation)

June 5, 2008

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

Notice of Convocation of the 92th Ordinary General Meeting of Shareholders

You are hereby notified that the 92th Ordinary General meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

If you are unable to attend the meeting in person on the day of the meeting, we would appreciate your reviewing the reference materials enclosed herewith and sending us by return mail the enclosed proxy card or by the internet indicating your approval or disapproval of the Agenda by no later than June 20, 2008 5:30 pm.

Description

1. Date and Time:
   12:00 am. on Sunday, June 22, 2008

2. Place:
   Palace Hotel 2F, Rose Room,
   1-1-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

3. Matters constituting the objects:

   Matters to be reported:

   1. Report on the business, the consolidated financial statements for the 92th fiscal year (from April 1, 2007 through March 31, 2008) and the audit report of the independent accountants and the audit committee on the consolidated financial statements.
   2. Report on the non-consolidated financial statements for the 92th fiscal year (from April 1, 2007 through March 31, 2008).

   Matters to be resolved:

   Agendum No.1: Appropriation of the Capital Surplus and the Earned Surplus
   Agendum No.2: Amendments to the Articles of Incorporation
   Agendum No.3: Election of 8 Directors
   Agendum No.4: Election of 3 Auditors
   Agendum No.5: Election of 1 Substitute Auditor

File No. 82-5215

(Summary Translation)

June 22, 2008

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

<u>Notice of Resolutions of the 92th Ordinary General Meeting of Shareholders</u>

You are hereby notified that the following matters were reported or resolved at the 92th Ordinary General Meeting of Shareholders held today.

<u>Description</u>

Reported Matters:

1. Report on the business, the consolidated financial statements for the [illegible]th fiscal year (from April 1, 2007 through March 31, 2008) and the audit report of the independent accountants and the audit committee on the consolidated financial statements.
2. Report on the non-consolidated financial statements for the 92th fiscal year (from April 1, 2007 through March 31, 2008).

Resolved Matters:

Agendum No. 1: Appropriation of the Capital Surplus and the Earned Surplus

This proposal was resolved as originally submitted.

Agendum No. 2: Amendments to the Articles of Incorporation

This proposal was resolved as originally submitted.

Agendum No. 3: Election of 8 Directors

This proposal was resolved as originally submitted.

Mr. Michio Matsui, Mr. Toshimasa Sekine, Mr. Ayumi Sato, Mr. Takashi Moribe, Mr. Akihiro Ichimura, Mr. Kunihiko Sato, Mr. Akira Warita and Mr. Shinichi Uzawa were re-elected to be directors.

Agendum No. 4: Election of 3 Auditors

This proposal was resolved as originally submitted.

Mr. Yukihiro Yabuki and Mr. Norio Igarashi were re-elected, and Mr. Yasuo Mochizuki were newly elected to be auditors.

Agendum No. 5: Election of 1 Substitute Auditor

This proposal was resolved as originally submitted.

END